SUB-ITEM 77M
Mergers

Nuveen Connecticut Premium Income Municipal Fund

811-7606



On July 6, 2012 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Connecticut Dividend Advantage Municipal Fund, Nuveen Connecticut Dividend Advantage Municipal Fund 2 and
Nuveen Connecticut Dividend Advantage Municipal Fund 3 were transferred to the Nuveen Connecticut Premium Income Municipal Fund. The circumstances and details of the reorganization are contained in the SEC filing on November 3, 2011, under Conformed Submission Type DEF N 14 8C/A, accession number 0001193125-11-293391, which materials are herein incorporated by reference.